AB
12/3

09042915

SEC Mail Processing
Section

NOV 25 2009

Washington, DC
110

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48755

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING OCTOBER 1, 2008 (MM/DD/YY) AND ENDING SEPTEMBER 30, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RYAN FINANCIAL, INC.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.
39617

89 MAIN STREET
(No. and Street)

ANDOVER	MA	01810
(CITY)	(state)	(zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM T. RYAN — 1-978-475-1500 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.
(NAME- IF INDIVIDUAL STATE LAST, FIRST, MIDDLE NAME)

41 Middle Street	Newburyport	MA	01950-2755
(Address)	(City)	(State)	(ZIP Code)

CHECK ONE:

XX Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims -for exemption from the requirement that the annual report be covered by the opinion of an independent public* accountant *must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB
12/16

OATH OR AFFIRMATION

I, William T. Ryan swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Ryan Financial, Inc., as of September 30, 2009 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

William T. Ryan
Signature

President
Title

Notary Public Commission Expires: July 28, 2011

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims, of Creditors.
X (g) Computation of Net Capital
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (I) Information Relating to the Possession or control Requirements under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
X (m)A copy of the SIPC Supplemental Report.
X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions, of this filing, see section 240.17d-5 (e)(3).*

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

Report on Internal Control Required By SEC Rule 17a-5 for a Broker-Dealer claiming an exemption From SEC Rule 15c3-3

Board of Directors
Ryan Financial, Inc.
Andover, MA

In planning and performing my audit of the financial statements of Ryan Financial, Inc. for the year ended September 30, 2009, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded

properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at September 30, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Management, the SEC, (Designated self-regulatory organization), and other regulatory agencies that rely on Rule 17a-5(g) under the

Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harvey E Karll CPA, P.C.
Newburyport, MA
November 3, 2009

Ryan Financial, Inc.

Audited Financial Statements

For The Year Ended September 30, 2009

Contents

Index

*****
***
*

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

INDEPENDENT AUDITORS REPORT

To the Board of Directors
Ryan Financial, Inc.
Andover, MA

I have audited the accompanying statement of financial condition of Ryan Financial, Inc., as of September 30, 2009, and the related statements of income and retained earnings, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards, generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ryan Financial, Inc. as of September 30, 2009 and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harvey E. Karll CPA, P.C.

Harvey E. Karll CPA, P.C.
November 3, 2009

Ryan Financial, Inc.
Statement of Financial Condition
September 30, 2009

Assets

Cash & cash equivalents	$ 538
Cash - restricted	37,730
Prepaid Fidelity Bond	197
Receivable from affiliate	97,263
Receivable from clearing brokers	9,240
	$ 144,968

Liabilities and Stockholders' Equity

Liabilities	
Accrued expenses	$ 3,650
Income taxes payable	5,969
	9,619
Stockholders' Equity	
Common stock, no par value	
Authorized 20,000 shares,	
Issued and outstanding 1,000 shares	10,000
Additional paid in capital	17,022
Retained earnings	108,327
	135,349
	$ 144,968

See Accountant's Report & Accompanying Notes

Ryan Financial, Inc.
Statement of Income and Retained Earinings
For The Year Ended September 30, 2009

Revenues:	
Commissions and annuity income	$ 988,582
Interest income	117
	988,699
Expenses:	
Reimbursed Expenses (Schedule A)	920,140
Clearing fees and ticket charges	38,723
Other expenses	2,541
	961,404
Income before income taxes	27,295
Provision for income taxes	7,069
Net Income	20,226
Retained Earnings, beginning	88,101
Retained Earnings, ending	$ 108,327

See Accountant's Report and Accompanying Notes

Ryan Financial, Inc.
Statement of Changes in Stockholders' Equity
For The Year Ended September 30, 2009

	COMMON STOCK		ADDITIONAL PAID-IN	RETAINED	
	SHARES	AMOUNT	CAPITAL	EARNINGS	TOTAL
Balance October 1, 2008	10,000	$10,000	$ 17,022	$ 88,101	$ 115,123
Net Income				20,226	20,226
Balance September 30, 2009	10,000	$ 10,000	$ 17,022	$ 108,327	$ 135,349

See Accountant's Report and Accompanying Notes

Ryan Financial, Inc.
Statement of Cash Flows
Twelve Months Ended September 30, 2009

		Year To Date
Cash Provided from Operations		
Net Income (Loss)	$ 20,227	
Adjustments		
Add:		
Due from Clearing Broker	31,457	
Prepaid Expenses	214	
Refundable Income Taxes	3,313	
Accrued Expenses	3,650	
Accrued Income Taxes	5,969	
Less:		
Due from Affiliate	(53,373)	
Commission Receivable	(5,737)	
Prepaid Fidelity Bond	(197)	
Accounts Payable	(5,200)	
Cash from Operations		**323**
Cash Flows - Invested		
Investing Cash Flows		**0**
Cash Flows - Financing		
Financing Cash Flows		**0**
Cash Increase (Decrease)		**323**
Cash - Beginning of Year		
Cash	331	
Cash Restricted	37,614	
Total Beginning of Year		**37,945**
Cash on Statement Date		**$ 38,268**

(See Accountant's Review Report & Accompanying Notes)

Schedule A
Ryan Financial, Inc.
Reimbursed Expenses
Year Ended September 30, 2009

Salaries and employment costs - officers	$ 738,984
Other employee compensation and benefits	70,196
Regulatory fees and expenses	19,485
Other expenses	91,475
Total	$ 920,140

See Accountant's Report and Accompanying Notes

Ryan Financial, Inc.
Notes to Financial Statements
For the Year Ended September 30, 2009

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

On October 1, 1995, Ryan Financial, Inc.(the Company) was formed to engage in and carry on the business of a broker-dealer in Massachusetts. The Company's main office is in Andover, Massachusetts. The Comany primarily sells mutual funds and variable annuities and is registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company receives commissions and trail fees from the sales of mutual funds and variable annuities.

Income Taxes

The Company complies with Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes", which requires an asset and liability approach to financial reporting for income taxes. Deferred income tax assets and liabilitittes are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deoposit Insurance Corporation (FDIC) up to $250,000. At September 30, 2009, the Company had approximately $ 0 in excess of FDIC insured limits. The Company has not experienced any losses in such accounts.

2. NET CAPITAL

As a broker/dealer, the company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital computed under 15c3-1 was $ 32,134 at September 30, 2009, which exceed required net capital of $5,000 by $ 27,134. The ratio of aggregate indebtedness to net capital at September 30, 2009 was .30 to 1.0.

3. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include all cash balances and highly liquid investments with an initial maturity of three months or less.

4. FAIR VALUE OF FINANCIAL STATEMENTS

The Company's financial statements are cash and cash equivalents. The recorded values of cash and cash equivalents approximate their fair values based on their short-term nature.

5. RELATED PARTY TRANSACTIONS

The Company has a cost sharing agreement with its affiliate Ryan Financial Advisors, Inc. The Company and Ryan Financial Advisors, Inc. (affiliate) have common stockholders. Under the agreement there is an allocation of the payroll and overhead expenses between the two corporations. All commission and trail fee income is transferred to Financial Advisors, Inc. For the fiscal year ended September 30, 2009, approximately $977,411 was transferred to Ryan Financial Advisors, Inc. Under the cost sharing agreement, $924,039 was allocated to Ryan Financial, Inc. The balance due from affiliate at September 30, 2009 was $97,263.

6. RESTRICTED CASH

The Company is required to maintain a restricted reserve cash account with Raymond James & Associates with a minimum balance of $25,000. As of September 30, 2009 the balance was $ 37,730.

7. CASH FLOWS

Cash paid for interest and income tax is as follows:

Interest	$ -
Income taxes	$ 1,100

8. INCOME TAXES

The current provision for income tax expense included in the statement of income as determined in accordance with FASB Statement No. 109, Accounting for Income Taxes, is as follows:

Federal	$ 3,948
State	3,121
	$ 7,069

The corporation files its tax returns as a member of a controlled group, a brother-sister group, with Ryan Financial Advisors, Inc.

SUPPLEMENTARY INFORMATION

Ryan Financial, Inc.
Schedule I
Computation of Net Capital
September 30, 2009

Net capital		
Total stockholders' equity		$ 135,349
Nonallowable assets		
Prepaid Fidelity Bond	197	
Receivable from affiliate	97,263	97,460
		37,889
Deductions and haircuts		
Haircuts	755	
Excess deductible on Fidelity bond	5,000	5,755
Net capital		32,134
Less: Capital requirement		5,000
Excess capital		$ 27,134
Aggregate indebtedness		$ 9,619
Ratio of aggregate indebtedness to net capital		.30 to 1.0

See Accountant's Report and Accompanying Notes

Ryan Financial, Inc.
Schedule II
Reconciliation of Audited vs. Unaudited Net Capital
September 30, 2009

Unaudited Net Capital	$ 30,047
Year End Accruals	2,087
Audited Net Capital	$ 32,134

See Accountant's Report and Accompanying Notes

Scedule III
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Ryan Financial, Inc.
As of 9/30/09

EXEMPTIVE PROVISION UNDER RULE 15c3-3

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based:

A. (k)
(1)—Limited business (mutual funds and/or variable annuities only) ___ 4550

B. (k)
(2)(i)—"Special Account for the Exclusive Benefit of customers" maintained ___ 4560

C. (k)
(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ___ 4570

Clearing Firm SEC#s	Name	Product Code
8-______ [4335A]	______ [4335A2]	______ [4335B]
8-______ [4335C]	______ [4335C2]	______ [4335D]
8-______ [4335E]	______ [4335E2]	______ [4335F]
8-______ [4335G]	______ [4335G2]	______ [4335H]
8-______ [4335I]	______ [4335I2]	______ [4335I]

D. (k) (3) Exempted by order of the Commission ___ 4580

See Accountant's Report and Accompanying Notes

Ryan Financial, Inc.

Supplemental SIPC Report

September 30, 2009

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

Board of Directors
Ryan Financial, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7T) of Securities Investor Protection Corporation assessments and payments of Ryan Financial, Inc. for the six month period ended September 30, 2009. Our procedures were performed solely to assist you in complying with Rule 17a-5(e)(4) and our report is not to be used for any other purpose. The procedures we performed are as follows:

1) Compared listed assessment payments with respective cash disbursement records entries;

2) Compared amounts included with the amounts reported on the audited Form X-17A-5 for the period April 1, 2009 to September 30, 2009 with the amounts reported in the General Assessment Reconciliation (Form SIPC-7T);

3) Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting adjustments; and

5) Compared the amount of any overpayment applied with the Form SIPC-7T on which it was computed.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7T were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of Ryan Financial, Inc. taken as a whole.

Harvey Karll CPA P.C.

Harvey E. Karll CPA, P.C.
November 24, 2009

Ryan Financial, Inc.
Determination of "SIPC Net Operating Revenues"
And General Assessment
For the Six Month Period Ended September 30, 2009

SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment			$ 1
Less Payments Made:			
	Date Paid	Amount	
	January 12, 2009	$ 150	
			150
Interest on late payment(s)			0
Total Assessment Balance and Interest Due			$ 0
Payment made with Form SIPC-7T			$ 0

See Accountant's Report & Accompanying Notes

Ryan Financial, Inc.
Determination of "SIPC Net Operating Revenues"
And General Assessment
For the Six Month Period Ended September 30, 2009

Total revenue	$ 487,461
Additions:	
Total additions	$ 0
Deductions:	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products	467,434
Revenues from commodity transactions	0
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	19,815
Net gain from securities in investment accounts	2
100% of commissions and markups earned from transactions in certificates of deposit, treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date	0
Other	
Total deductions	$ 487,251
SIPC NET OPERATING REVENUES	$ 210
GENERAL ASSESSMENT 0 .0025	$ 1

See Accountant's Report & Accompanying Notes